03011511

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2003 MAIL PROCESSING SECTION WASH., D.C. 153

SEC FILE NUMBER
8-36731

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BREEZY SECURITIES, INC. (F/K/A BAR-VAR SECURITIES, CORP.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

160 SUMMIT AVENUE
(No. and Street)

MONTVALE, (City) NJ (State) 07645 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HERBERT SONTZ (201) 782-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLINETZ, LAFAZAN & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

5 NORTH VILLAGE AVENUE, ROCKVILLE CENTRE, NEW YORK 11570
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2A

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK SHEFTS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BREEZY SECURITIES, INC., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N

O

N

E

Signature

Pres

Title

Notary Public

HARRY LE[illegible]KOWITZ
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Sept. 20, 200[illegible]

SEC MAIL PROCESSING
RECEIVED
FEB 28 2003
WASH, D.C. 153 SECTION

BREEZY SECURITIES, INC.

REPORT ON FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2002

Wolinetz, Lafazan & Company, P.C.

Certified Public Accountants

CONTENTS

Wolinetz, Lafazan & Company, P.C.

Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

INDEPENDENT AUDITORS' REPORT

To the Officer and Director of
Breezy Securities, Inc.
160 Summit Avenue
Montvale, New Jersey 07645

We have audited the accompanying statement of financial condition of Breezy Securities, Inc. as of December 31, 2002, and the related statements of income, changes in stockholders' equity, changes in subordinated accounts and cash flows for the period April 1, 2002 to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Breezy Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the period April 1, 2002 to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolinetz, Lafazan & Company, P.C.

WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
February 5, 2003

BREEZY SECURITIES, INC.
Statement of Financial Condition
December 31, 2002

ASSETS:		
Cash		$ 18,661
Securities owned – at market value		130,560
Other assets		114
Total Assets		$ 149,335
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Liabilities:		
Accounts payable		$ 2,550
Total Liabilities		2,550
Commitments and Contingencies		
Stockholders Equity:		
Common stock, $.01 par value; authorized 10,000 shares, issued and outstanding 100 shares	$ 1	
Additional paid-in capital	151,899	
Retained earnings (deficit)	(5,115)	
Total Stockholders' Equity		146,785
Total Liabilities and Stockholders' Equity		$ 149,335

The accompanying notes are an integral part of the financial statements.

BREEZY SECURITIES, INC.
Statement of Income
For the Period April 1, 2002 to December 31, 2002

REVENUES:		
Revenue from sale of investment company shares		$ 757
Gain on securities owned		3,660
Interest		56
Referral fees		29,610
Total Revenues		34,083
EXPENSES:		
Regulatory fees and expenses	$ 400	
Other expenses	5,044	
Total Expenses		5,444
Net Income		$ 28,639

The accompanying notes are an integral part of the financial statements.

BREEZY SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Period April 1, 2002 to December 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balances - April 1, 2002	$ 1	$ 38,365	$(23,248)	$ 15,118
Contributed capital	-	126,900	-	126,900
Distribution to former stockholders	-	(13,366)	(506)	(13,872)
Net income for the period	-	-	28,639	28,639
Distribution to current stockholder	-	-	(10,000)	(10,000)
Balances - December 31, 2002	$ 1	$ 151,899	$(5,115)	$ 146,785

The accompanying notes are an integral part of the financial statements.

BREEZY SECURITIES, INC.
Statement of Changes in Subordinated Accounts
For the Period April 1, 2002 to December 31, 2002

N

O

N

E

The accompanying notes are an integral part of the financial statements.

BREEZY SECURITIES, INC.
Statement of Cash Flows
For the Period April 1, 2002 to December 31, 2002

Cash Flows from Operating Activities		
Net income		$ 28,639
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) in Operating Assets:		
Securities owned – at market value		(3,660)
Increase (Decrease) in Operating Liabilities:		
Accounts payable	$ 2,550	
Accrued expenses	(1,275)	1,275
Net Cash Provided by Operating Activities		26,254
Cash Flows from Investing Activities		-
Cash Flows from Financing Activities		
Distributions to stockholders		(23,872)
Net Cash (Used) by Financing Activities		(23,872)
Increase in Cash		2,382
Cash - Beginning of Period		16,279
Cash - End of Period		$ 18,661
Supplemental Cash Flow Information:		
Cash paid for income taxes		$ -
Cash paid for interest		$ -
Supplemental Disclosure of Non-Cash Financing Activities:		
Contribution of marketable securities as additional paid-in capital		$ 126,900

The accompanying notes are an integral part of the financial statements.

BREEZY SECURITIES, INC.
Notes to Financial Statements
December 31, 2002

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business and General

Breezy Securities, Inc., (the "Company) is a corporation formed for the purpose of conducting business as a broker/dealer in securities.

The Company operates under the provision of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

In August 2002 there was an ownership change whereby the Company's former stockholders privately sold their shares to an individual who is now the Company's sole stockholder.

In August 2002 the Company changed its name from Bar-Var Securities Corp. to Breezy Securities, Inc. and its fiscal year from March 31 to December 31. Accordingly, the accompanying financial statements cover the period April 1, 2002 to December 31, 2002.

Revenue Recognition

The Company records client transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Marketable Securities

Securities owned are stated at fair market value and represent securities contributed as additional paid-in capital by the Company's current sole stockholder.

Unrealized gains and losses on these securities are reflected in the statement of income.

NOTE 2 - Capital Ratio

The capital ratio was 2%, versus an allowable maximum of 1500%, pursuant to the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934. The Firm's net capital requirement pursuant to said rule is $5,000. The net capital as computed was $109,703, leaving an excess over requirements of $104,703.

NOTE 3 - Stockholders' Equity

In December 2002 the Company amended its authorized common stock from 2,500 shares, no par value to 10,000 shares, $.01 par value. All share and per share data have been retroactively restated to reflect this recapitalization.

NOTE 4 - S Corporation

The Company, with the consent of its stockholder, has elected to be taxed as an S corporation under the Internal Revenue Code. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the accompanying financial statements.

SUPPLEMENTAL SCHEDULES

SCHEDULE 1.

BREEZY SECURITIES, INC.
Computation of Net Capital Under S.E.C. Rule 15c3-1
As of December 31, 2002

CREDIT ITEMS:	
Total Stockholders' Equity	$ 146,785
DEBIT ITEMS:	
Other assets	114
Net Capital Before Haircuts	146,671
Haircuts on Securities	36,968
Net Capital	109,703
Less: Minimum Net Capital Requirement	5,000
Remainder: Net capital in excess of all requirements	$ 104,703

Capital Ratio: (Maximum allowance 1500%)

Aggregate Indebtedness	$ 2,550		
Divided by: Net Capital	$109,703	=	2%

Net Capital Requirement:

Greater of:	
Minimum net capital required (6.67% of $2,550)	$ 170
Minimum dollar net capital requirement	$ 5,000

SCHEDULE 2.

BREEZY SECURITIES, INC.
Reconciliation of the Computation of Net Capital
As of December 31, 2002

Net capital - per Company's unaudited X-17A-5 Part II A Filing	$ 112,407
Reclassification of non-allowable asset	(114)
Increase in haircuts on securities	(40)
Increase in accrued expenses	(2,550)
Net Capital - per report pursuant to Rule 17a-5(d)	$ 109,703

To the Officer and Director of
Breezy Securities, Inc.
160 Summit Avenue
Montvale, New Jersey 07645

Gentlemen:

In planning and performing our audit of the financial statements of Breezy Securities, Inc. for the period April 1, 2002 to December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Breezy Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II); and (2) in complying with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Breezy Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management. Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Wolinetz, Lafazan & Company, P.C.

WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
February 5, 2003